UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2021

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant's name into English)

1, rue Hildegard Von Bingen, 1282, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Atento S.A. (NYSE: ATTO, “Atento”) detected a cyber-security attack on its IT systems in Brazil on Sunday October 17, 2021.

Atento immediately deployed all available cyber security protocols to assess and contain the threat.

Atento’s top priority has always been to ensure the protection and integrity of its customers' data and systems. In order to prevent any possible risk to its clients, Atento isolated the impacted systems inside of Atento and also suspended the connections from its systems to those of customers in Brazil. That it was caused the interruption of the service.

Atento’s investigations are still ongoing and Atento is working closely with its advisors and the relevant authorities to assess the business impact of the incident and take the appropriate measures.

Atento´s quickly contained the threat, and in first 24 hours, Atento could start providing limited service to some customers.

At this time, Atento has already resumed data center operations and will continue recovering services of the remaining affected sites progressively.

Atento would like to thank all its customer who are and have been fully supportive during this incident.

On October 22, 2021, Atento issued a press release about this incident, which is attached as exhibit 99.1.

Forward-Looking Statements

This report contains forward-looking statements. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue" or similar terminology. In particular, these forward-looking statements include those about the extent of the cyber-security attack and the resulting business impact, the outcome of Atento’s investigation into the incident, and the effectiveness of measures taken by Atento to contain the incident and restart operations. These statements reflect only Atento’s current expectations and are not guarantees of future performance or results. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Risks and uncertainties include, but are not limited to, competition in Atento’s highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento’s ability to keep pace with its clients' needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento’s clients; the non-exclusive nature of Atento’s client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento’s businesses; Atento’s ability to protect its proprietary information or technology; service interruptions to Atento’s data and operation centers; Atento’s ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento’s ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; Atento’s ability to recover consumer receivables on behalf of its clients; and the on-going COVID-19 pandemic. Atento is also subject to other risk factors described in documents filed by the company with the United States Securities and Exchange Commission. These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.
Date: October 22, 2021	By: /s/ Carlos Lopez - Abadia Name: Carlos López - Abadía Title: Chief Executive Officer

Atento Reports

NEW YORK October 22 2021 – At Atento S.A. (NYSE: ATTO, “Atento” or the “Company”), the leading company in CX solutions and business process outsourcing (CRM / BPO) in Latin America and one of the five largest providers worldwide, we detected a cyber-security attack on our IT systems in Brazil on Sunday October 17 2021.

We immediately deployed all available cybersecurity protocols to assess and contain the threat.

Our top priority has always been to ensure the protection and integrity of our customers' data and systems. In order to prevent any possible risk to our clients, we proactively isolated the impacted systems inside of Atento and also suspended the connections from our systems to those of our customers in Brazil. This is what caused the interruption of the service.

Our investigations are still ongoing and we are working closely with our advisors and the relevant authorities to assess the business impact of the incident and to take the appropriate measures.

We quickly contained the threat, and in first 24 hours we could start providing limited service to some customers.

At this time, we have already resumed data center operations and will continue recovering services of the remaining affected sites progressively.

We would like to thank all our customers who are and have been fully supportive during this incident.

About Atento

Atento is the largest provider of customer relationship management and business process outsourcing (“CRM BPO”) services in Latin America, and among the top five providers globally. Atento is also a leading provider of nearshoring CRM BPO services to companies that carry out their activities in the United States. Since 1999, the company has developed its business model in 14 countries where it employs approximately 139,800 people. Atento has over 400 clients to whom it offers a wide range of CRM BPO services through multiple channels. Atento’s clients are mostly leading multinational corporations in sectors such as telecommunications, banking and financial services, health, retail and public administrations, among others. Atento’s shares trade under the symbol ATTO on the New York Stock Exchange (NYSE). In 2019, Atento was named one of the World’s 25 Best Multinational Workplaces and one of the Best Multinationals to Work for in Latin America by Great Place to Work®. Also, in 2021 Everest named Atento as a star performer Gartner named the company as a leader in the 2021 Gartner Magic Quadrant. For more information visit www.atento.com

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Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue" or similar terminology. In particular, these forward-looking statements include those about the extent of the cyber-security attack and the resulting business impact, the outcome of Atento’s investigation into the incident, and the effectiveness of measures taken by Atento to contain the incident and restart operations. These statements reflect only Atento’s current expectations and are not guarantees of future performance or results. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Risks and uncertainties include, but are not limited to, competition in Atento’s highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento’s ability to keep pace with its clients' needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento’s clients; the non-exclusive nature of Atento’s client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento’s businesses; Atento’s ability to protect its proprietary information or technology; service interruptions to Atento’s data and operation centers; Atento’s ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento’s ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; Atento’s ability to recover consumer receivables on behalf of its clients; and the on-going COVID-19 pandemic. Atento is also subject to other risk factors described in documents filed by the company with the United States Securities and Exchange Commission. These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Media Relations

press@atento.com

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